IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD ANNOUNCES INVESTMENT IN TOLIMA GOLD CORP. IN COLOMBIA

All amounts in Canadian dollars unless otherwise indicated.

Toronto, Ontario, December 6, 2011 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that, as a result of a subscription to a private placement, it has acquired 15,384,615 units (each a "Unit") of Tolima Gold Corp. ("Tolima"), at the price of $0.65 per Unit, for a total amount of $10,000,000 (the "Subscription"). Each Unit is comprised of one common share and one-half of a common share purchase warrant (each full warrant a "Warrant"), with each Warrant entitling IAMGOLD to purchase one common share for $0.85 for up to two years from the date of issuance.

IAMGOLD's ownership of 15,384,615 common shares of Tolima represents approximately 13.2% of the outstanding common shares. If IAMGOLD were to exercise the 7,692,307 Warrants, it would own 23,076,922 common shares of Tolima, or approximately 18.5% of the outstanding common shares (on a partially diluted basis).

IAMGOLD's President and Chief Executive Officer, Steve Letwin said, "Tolima represents our third such investment in Colombian gold projects over the past few months. The company's Ancal and Nortol projects comprise district scale land packages in Colombia's most prolific gold belts. These are quality assets and when we saw the work that had been completed to date we knew we wanted to move ahead. We're excited about the potential of these projects and look forward to being in a position to make larger investments down the road."

The common shares and Warrants of Tolima acquired today by IAMGOLD were acquired for investment purposes. IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of Tolima. It is the intention of IAMGOLD to evaluate its investment in Tolima on a continuing basis, and such holdings may be increased (including increases resulting from the exercise of the Warrants) or decreased in the future.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "potential", "hope", "should", "continue", "expect", "anticipate", "estimate" or "believe" or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About Tolima Gold Corp.
Tolima is a gold exploration and development company with contractual interests in gold properties in Colombia. Tolima is continuing to explore opportunities for other acquisitions of additional mining interests in prospective mining districts in Colombia.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:
Bob Tait, VP Investor Relations,
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD has filed an early warning report on Tolima Gold Corp`s SEDAR profile, at www.sedar.com. A copy of the report may be obtained by contacting Laura Young at 416-933-4952.